[GUGGENHEIM LETTERHEAD]

November 13, 2017

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
101 F Street, N.E.
Washington, D.C. 20549

Re:	Claymore Exchange-Traded Fund Trust (the “Registrant”)
File Numbers: 333-134551, 811-21906
Post-Effective Amendment No. 597
Request for Withdrawal of Post-Effective Amendment Filing to the Registrant’s Registration Statement on Form N-1A

Ladies and Gentlemen:
Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), the Registrant hereby respectfully requests withdrawal of Post-Effective Amendment No. 597 (the “Amendment”), which was filed with the Securities and Exchange Commission via EDGAR (Accession No. 0001364089-17-000200) on October 20, 2017. The Amendment relates solely to Guggenheim BulletShares 2027 Corporate Bond ETF. The reason for withdrawal is that the Amendment was filed due to administrative error.

The Registrant believes that withdrawal of the Amendment is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

If you have any questions or comments regarding the Amendment or the foregoing matters, please do not hesitate to contact Jeremy Senderowicz of Dechert LLP at (212) 641-5669.
Very truly yours,
Claymore Exchange-Traded Fund Trust
By: /s/ Mark E. Mathiasen
Mark E. Mathiasen
Secretary